Mail Stop 3561

February 22, 2010

VIA U.S. MAIL

Hans Wadsack
President
Hermes Jets, Inc.
2533 North Carson Street, Suite 4621
Carson City, NV 89706

Re: Hermes Jets, Inc.
Registration Statement on Form S-1
Filed January 26, 2010
File No. 333-164524

Dear Mr. Wadsack:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus cover page

1. If you plan to use the prospectus prior to the date that it is declared effective in accordance with applicable rules, please include the "subject to completion" legend in your next amendment.

Summary Information, page 4

2. Please revise to discuss the steps you have taken to date to become an operating company.

3. Please revise in one of the first few paragraphs to disclose your assets and loss as of the most recent period presented and to state your monthly burn rate in dollars and how long your funds will last at this rate. Also revise to state that you must raise additional proceeds in order to commence operations and quantify the amount needed. Revise your liquidity section as well.

4. Explain how you are able to state that the third-party operators "are compliant" with Parts 119 and 135 of the FAR when you do not appear to have contracted with any operators. In addition, since this appears to be a legal conclusion, please identify counsel and provide an expert consent for this statement.

Financial Summary, page 5

5. Please limit your 'net loss per common share outstanding' amount to two decimal places throughout the filing. Please also delete the net loss per common share data shown for the cumulative period, September 11, 2008 (inception) to September 30, 2009, throughout the filing as such information is not meaningful. In addition, the balance sheet data line item "Total stockholder's equity (deficit)" as of December 31, 2008 should be shown as a deficit balance (i.e., bracketed to reflect the deficit).

Risk Factors, page 5

6. Please add a risk factor discussing the fact that your management does not devote 100% of its time to you.

7. Also add a risk factor discussing the risks associated with your brokerage platform and maintaining an IT and telecommunications infrastructure.

8. Please add a risk factor discussing the unique risks you will face in attempting to engage in your business internationally.

We will need additional financing to execute our business plan, page 5

9. Revise to quantify your expected near term capital requirements.

10. Please revise to set forth risks from dilution as a separate risk factor.

We may be negatively affected by changing economic conditions, page 6

11. Please expand this risk factor to discuss the specific risks that you face as a new entrant into the business jet charter industry given current economic circumstances.

If our stock trades below $5.00 per share, page 7

    12. Please revise to clarify that your stock currently is a penny stock.

If we do not file a Registration Statement on Form 8-A, page 9

    13. Please remove the phrase "or the other Information requirements of the 1934 Act" as this implies that, as a 15(d) company, you would not be required to supply any 1934 Act reports.

Determination of the Offering Price, page 9

    14. Please revise to describe the various factors considered in determining the offering price.

Special Information Regarding Forward Looking Statements, page 9

    15. Please clarify in the final sentence that the limitation applies to this offering, as it is your initial public offering.

Selling Security Holders, page 9

    16. Revise to supply additional details supporting your use of exemptions from registration under Section 4(2) and Regulation S, such as the nature of the purchasers, type of solicitation undertaken, and information supplied.

    17. Please revise to reflect beneficial ownership of all holders. Spouses and minor children, for example, are deemed to share beneficial ownership with their spouses and parents respectively. We note in this regard, several shareholders with the same last names.

Plan of Distribution, page 11

    18. Please revise to state that the selling shareholders may be deemed underwriters.

Directors, Executive Officers, Promoters, and Control Persons, page 12

    19. Please revise to clarify whether your president works full time for you. Also revise to clarify whether your vice presidents now work full time.

Security Ownership of Certain Beneficial Ownership and Management, page 13

    20. Please list Hans Wadsack separately in the ownership chart as he is an officer and director.

Description of Business, page 15

21. Please revise this entire section to add the specificity about your business plan and the obstacles it faces necessary for investors to make an investment decision about your securities. The following comments are intended to provide some guidance as you begin the task of creating a document which investors will find useful. As you respond to the separate comments, please add detail about cost wherever possible. Also, if any of the revised disclosure suggests that revisions to the risk factor section are necessary, please make the appropriate changes.

22. Please revise to discuss management's basis for its belief that demand for brokerage services are increasing.

23. Please provide an expanded discussion of the three bullet points of trends and key drivers.

24. Please provide us with objective support for the statement ". . . charter broker services will become a vital instrument to airplane owners to increase the utilization rate of their airplane fleet and therefore to significantly lower fixed and overhead costs."

25. Clarify whether you have any commitments from or arrangements with potential third-party operators.

26. Please disclose in which markets you intend to commence operations.

27. Please provide us with substantiation for your belief that the eastern European and CIS markets "show huge growth potential for business and private aviation."

28. Please provide us for substantiation that customers appreciate the benefits you list.

29. Please revise to explain what travel amenities and customer service you intend to offer and discuss how these amenities and services would establish you as a "premium" brand.

Marketing and Sales, page 17

30. Please disclose the status of your plans to build your international network, including expected budgets and timeframes for completion. Disclose whether you currently have commitments from or agreements with potential sales representatives. To the extent you do not, please identify your plans as aspirational in nature.

31. Please revise to briefly explain the "success-fee" model.

32. Please revise the table to disclose the anticipated budgets and time frames for your marketing plan. Disclose why certain schedules are "to be defined" and when you anticipate setting these schedules.

33. Revise the table to remove references to well known media sources and events, unless you already have established contracts with these sources.

34. Please clarify whether you have existing arrangements with the publications and trade shows you list.

35. Please revise to disclose in detail your proposed brokerage platform, including its' current status of development and estimated budget and timeframe for completion, at is appears it is a material component of your business plan. Also discuss the costs to establish and maintain the IT and telecommunications infrastructure necessary to support the brokerage platform.

Government Regulation, page 18

36. Please clarify whether you are subject to FAA regulations or other regulations in your capacity as a broker.

37. To the extent you will seek to operate your own fleet, please revise this section to discuss the regulatory requirements that would apply to you, including Parts 119 and 135 of FAR.

38. As it appears you intend to offer your brokerage service for flights originating in countries outside the United States, please revise to disclose non-U.S. regulatory requirements applicable to you and your third-party operators.

Competition, page 18

39. Either substantiate the claims you make in the second paragraph of this section or delete.

40. Please substantiate your belief that you compete on quality and consistency of service given that you do not appear to have commenced operations.

Plan of Operations, page 20

41. Please reconcile your statements that you do not or will not own or operate any aircraft with the table on page 20, where it appears you do intend to seek approval to operate your own fleet in the next twelve months.

42. In this regard, please revise your business plan to discuss stage two of your business development, including budgets, timetables, and potential obstacles to commencement of this facet of your business.

43. Please explain what you mean in the far right column of the last row of the table. If you cannot provide an estimated cost, disclose what the "necessary measures" are.

Liquidity and Capital Resources, page 21

44. Please discuss near term cash needs and sources.

Results of Operations, page 21

45. Reference is made to the issuance of $12,000 of common stock for consulting fees during the year ended December 31, 2008. It is unclear where this stock issuance has been reflected in your statement of stockholders' equity (deficit) for the year ended December 31, 2008. In this regard, your December 31, 2008 financial statements appear to only reflect the 3,500,000 common shares subscribed by your founder. Please advise or revise accordingly.

Executive Compensation, page 24

46. Please delete the header "Summary Equity Awards Table" as it appears this is the summary compensation table.

47. Please revise the table to include compensation earned by executive officers in their capacity as directors. Refer to Instruction 3 to Item 402(c) of Regulation S-K.

48. It appears part of the sentence is missing in footnote one. Please revise or advise.

49. Please tell us why the consulting fees paid to your named executive officers are not included in the summary compensation table. Also, please file copies of the consulting agreements as exhibits to your next amended registration statement. If you do not believe the consulting fees are compensation, tell us why you have not disclosed these arrangements in the related party transactions section.

Unaudited Interim Financial Statements: September 30, 2009

Statements of Operations, page 29

50. It appears you excluded a line item for "Net Loss." Please revise in the amended filing.

Statements of Cash Flows, page 30

51. We note you reflected an increase in accounts payable and accrued liabilities of $785 for the nine months ended September 30, 2009, whereas the actual change from December 31, 2008 was $2,785. Please revise accordingly. In addition, with this correction, the line item "Cash, End of Period" should be revised to reflect $74,438 (rather than $72,438) as shown in the September 30, 2009 balance sheet.

Notes to Interim Financial Statements

52. Please expand the disclosure in either Note A or Note B to include an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. See Instruction 2 to Rule 8-03 of Regulation S-X.

Audited Financial Statements: September 11, 2008, inception, to December 31, 2008

Statement of Stockholder's Equity (Deficit), page 38

53. Please reconcile the line item "Founders shares subscribed at $.003" for $3,500 with the disclosure elsewhere in the filing that the 3,500,000 founder shares were subscribed at an initial contribution of $10,500. Reference is made to the disclosure under Selling Security Holders on page 9, Transactions with Related Persons, Promoters and Certain Control Persons on page 22, the Statement of Cash Flows on page 39, and Note C on page 43. In addition, it is unclear why you have not recorded a subscription receivable in the amount of $10,500 at December 31, 2008.

Recent Sales of Unregistered Securities, page 45

54. We note that 83,000 shares remain unpaid as a subscription receivable. Please tell us whether any of the shares subject to the outstanding receivable are being registered for resale on this registration statement. If so, please advise how counsel is able to opine that the shares are "fully paid."

Other

55. Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the amended filing should be updated to include audited financial statements (and related financial information such as, but not limited to, Financial Summary Data and MD&A) for the fiscal year ended December 31, 2009, and to continue to include the audited financial statements (and related financial information) for the period from inception, September 11, 2008, through December 31, 2008.

56. Amendments should contain a currently dated consent. In this regard, we noted the consent at Exhibit 23.1 had not been currently dated (i.e., dated about a month before the initial filing of the Form S-1 Registration Statement). Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief